Exhibit 99
Letter to Shareholders
Second Quarter 2024
I’m extremely pleased with the results from this quarter, where we posted net premiums written (NPW) growth of 22%, with a combined ratio (CR) of 91.9 and policies in force (PIF) growth of 9%. Given all the weather-related activity during the quarter, these results were even more extraordinary.
I’d be remiss if I didn’t give a special shout out to our incredible claims organization that rose to the occasion and took care of our customers, as we experienced a very high volume of catastrophes and other weather-related storms across the country during the quarter. While I’m not surprised, it’s always remarkable watching them in action.
On the Personal Lines side of the business, during the second quarter 2024, we saw the same themes we did in the first quarter of the year. We experienced strong premium and policy growth and very healthy profitability. We generated NPW of $14.6 billion, 26% growth over the second quarter last year, reflecting robust growth in new business applications, and we ended the quarter with almost 28 million Personal Lines PIFs. Our second quarter personal auto PIF growth accelerated as we added 1.1 million policies since the end of the first quarter 2024 and 2 million since year end. Said another way, since we have 1.7 cars per personal auto policy, on average, we began insuring an estimated 3.4 million cars in the first half of 2024. Given that there are approximately 300 million cars nationwide, we estimate that we added over 1% of cars in the U.S. to our book of business during the first six months of the year, which I believe is truly an impressive feat.
Personal Lines profitability for the quarter was an 88.6 CR, which was better than our 96.0 target and 10.9 points better than the second quarter last year, reflecting lower frequency, more favorable loss trends, and 2023 rate increases continuing to earn in. On a year-over-year basis for the second quarter, personal auto frequency was down 8% and severity was relatively flat. Along with improving loss performance, we are committed to efficiently managing operational non-acquisition expenses. For the first half of the year, our non-acquisition expense ratio decreased 0.3 points on a year-over-year basis. We believe we are positioned well and will continue to assess our data, monitor loss trends, and react accordingly.
As our 2023 efforts to ensure profitability have put us in a strong position through the first two quarters of 2024, our focus has shifted to driving growth, delivering competitive rates to shoppers, and providing an exceptional customer experience to policyholders. During the quarter, we increased our advertising spend and, in all but a few states, continued to unwind non-rate restrictions put into place during 2023, and are getting back into independent agents’ quote flows. The net effect of these tactics was that both quote volume and new application volume were the best ever in both the Agency and Direct channels for the second quarter 2024. We are continuing to carefully assess our rates and are moderating rate increases or taking small bites at relaxing rate levels as our profitability and loss trends support. During the quarter, we had eight states with small rate decreases as we continue to assess our data and monitor trends in these areas.
On the product side, as of the end of the second quarter, there were eight states on our latest auto product model 8.9, which represented 16% of auto policies in force and 13% of the trailing 12-month personal auto premium. At quarter end, we had 21 states on model 8.8, which represented about half of auto policies in force and trailing 12-month premium.
For the second quarter, our Commercial Lines business achieved 6% NPW growth at an 88.6 CR, which was an improvement of 7.8 points over the same quarter in 2023 and 3.2 points over the first quarter of 2024. Rate increases and underwriting actions are contributing to this improvement. While our transportation network company (TNC) business profitability can be volatile, during the second quarter, the CR for TNC was better than our companywide full calendar-year profitability target.
With improved profitability in Commercial Lines, we continue to shift our focus to growth and have pulled back on many of the underwriting actions initiated in 2023. Year-over-year quote growth continues to be strong in our business auto and contractor business market targets (BMT) but remains down in our for-hire transportation BMT as challenging conditions in the freight market continue.

Based on industry data, commercial auto competitors continued to aggressively take rate in the second quarter 2024, which, combined with our pull back of underwriting restrictions, we believe led to improved conversion over the course of the quarter with all of our BMTs seeing conversion improvements in the last month of the quarter. PIFs were up 1%, compared to June of last year, while policy life expectancy (PLE) was down year over year driven by the lingering effects of our rate and underwriting actions in 2023 to address rapidly rising loss costs that resulted in higher premiums for renewals on annual policies in the first and second quarter of 2024.
We continued to invest in advancing our commercial auto product offerings and expanding our business owners’ policy (BOP) product capabilities during the quarter. We continued to roll out our newest commercial auto product model, bringing valuable new segmentation to two additional states in the quarter. We are on track to hit our plan to roll out the new commercial auto product model to 14 states, or about 50% of the trailing 12-month core commercial auto premium, this year. As of the end of the second quarter, our BOP product was in 46 states. We also rolled out our newest BOP product model in four states, bringing our total to 22 states on the new model.
We made progress in advancing our ease-of-use value proposition with the pilot launch of our new multi-product quoting experience for agents. This new experience enables our independent agents to quote and sell Progressive’s commercial auto and BOP products in a single experience. We plan to roll out this agent experience in additional states in the months ahead.
For the second quarter 2024, our Property CR was 166.3, bringing the YTD CR to 130.4. Weather losses contributed 76 points to the CR in the second quarter, driven by an unusually high number of severe storms. The month of May was especially active with an outbreak of hail, damaging thunderstorm winds, and tornadoes in the Plains, Midwest, and South.
While severe weather is typical in the second quarter, May was the most active month for severe weather in 13 years. According to the National Oceanic and Atmospheric Administration, during the first six months of 2024 there were 15 individual billion-dollar events across the U.S., compared to the 1980-2023 annual average for billion-dollar events of 8.5 (CPI-adjusted). On a year-to-date basis, weather losses, net of reinsurance, have contributed 48 points to the Property CR vs. 46 points year-to-date in 2023.
We purchase reinsurance to help protect our balance sheet from the impact of catastrophe events and active weather years. At the end of the second quarter, we are close to reaching the annual retention thresholds under our 2024 catastrophe aggregate excess of loss program. Once the retention thresholds are exceeded, we have aggregate reinsurance coverage up to $185 million for storm property catastrophe losses under this program. In addition, we have a per occurrence catastrophe excess of loss contract that provides coverage for $2.0 billion in losses (from a first hurricane), excess of a $200 million retention, with additional substantial coverage for a second or third hurricane. Knowing we have this reinsurance does give us some comfort, in terms of our exposure, if there are additional storms as the year progresses.
Our Property business continues to experience both policy and premium growth. We ended the quarter with over 3.3 million PIFs, which are up 12% over the second quarter 2023. Net premiums written are up 11%, compared to second quarter 2023, driven primarily by growth in new business applications and increased PLE. Average written premiums for Property are slightly down year over year as rate increases to address profitability concerns were offset by shifts in geographic and product mix as we continue to work to rebalance our Property portfolio to reduce volatility.
Reducing the impact from weather-related volatility is strategically important and shifting our geographic mix continues to be a top priority. We continue to focus on growing in states where weather risk is relatively lower, while maintaining or reducing our market share in higher volatile states that are more susceptible to catastrophic weather events and have higher exposure to hail. In 2021, about 45% of our policies were in less volatile states and we expect to end 2024 with about 60% of our PIFs in less volatile states.

During the second quarter, Property PIFs grew about 20% year over year in less volatile states and decreased about 6% in higher volatile weather states. We also continue to prioritize Progressive auto bundles and lower risk properties, such as new construction or those with newer roofs in the more volatile states. Even though we are ahead of plan with our de-risking efforts, we intend to get even more aggressive to have a better-balanced portfolio since weather hasn’t abated for several years.
In addition to shifting our mix, we continue to adjust rates to address profitability concerns. In the second quarter of 2024, we increased rates about 4% across the Property business, bringing the trailing 12-months to aggregate rate increases of about 17%. We also continued to focus on advancing segmentation through the roll out of our newest product model (5.0), elevating three more states in the second quarter. This brings the total to eight states elevated to the new model at quarter end, which represented about one-quarter of our Property premium.
In the second quarter 2024, our investment portfolio saw a fully taxable equivalent (FTE) total return of 0.9%. The combination of continued solid economic growth and inflation that is slowly receding, drove positive returns across our fixed-income and equity portfolios. Our fixed-income return was 0.8%, as the large income generated from our portfolio outweighed the slight interest rate increase during the quarter. Our equity portfolio returned 3.6% reflecting general market movements. Through the first six months of 2024, we extended our duration to 3.2 years to reflect current valuations and anticipated Federal Reserve actions.
While we have continued to grow at a rapid pace, our financial performance in the first half of the year provided us with adequate capital to fund that growth. Our investment portfolio has maintained a conservative posture, and we have no bond maturities until 2027. Our debt-to-total capital ratio is down to 22.8%, which is the lowest level since February 2022. With strong operating performance and a 1.7% FTE total return on our investment portfolio through the first six months of the year, we believe that we are entering the second half of 2024 from a position of financial strength.
The story below is from Dannielle, one of our teammates in Florida. She recently shared her experience about how, before she was a Progressive employee, she was a customer—something that isn’t unusual here. The care and compassion that our Claims team provided when she lost her son in a tragic car accident inspired her to work here, and now she’s inspiring the rest of us as an MVP on our Customer Preservation Team:
“I’ve never considered myself an inspiration, so I’m humbled each time I get the chance to share my experiences. Speaking about my son, Matt, keeps his story, his life, his memory, and his SMILE alive for me.
Now that I’ve joined this company and have seen it from the inside out, I know that when people say Progressive cares about their employees, it’s from the trainers all the way up to the boardroom. Every employee, whether it’s been a peer, a coach, a supervisor, a manager, or HR, everyone has made my journey here one of healing, growth, and encouragement, and has enabled me to give that back to others. I can no longer take care of my son Matt; that’s in God’s hands. However, with every call from a customer, I can take care of others on his behalf, and with every customer comes that opportunity.
I remember my new-hire training was a good 6-8 months before I was out on the floor taking customer calls alone. Along the way, my peers, coaches, and trainers became kind of a family. My team knew that I’d lost my son, but I didn’t disclose that it had been a car accident, or the Progressive connection. Even so, when I was first out on the floor and got a call from a customer who needed to remove their son from their policy because he’d passed away …nothing could prepare me for that.
But that’s where Progressive’s culture shined through. When I got that call, I got choked up and had to ask the customer to wait a moment. I asked my coach to take the call, and while I gathered myself, the rest of my team crowded around me, put their hands on my shoulders, and said, ‘We’re going to help you get through this.’ And they walked me through the whole thing—not just that call, but each subsequent step on my journey as a Progressive person.
I learned that while sometimes you can’t give customers the answers they want, by showing your compassion, care, and willingness to do all you can for them, it can make all the difference. It sure did with me after my son’s accident. I can still remember how my Claims rep kept telling me, ‘I’m so sorry.’ It was a complicated accident, and the

Claims process took months. Throughout it I would sometimes break down and cry or lose the ability to speak when talking to my rep. And he always told me it was no problem, that when I was ready, he’d take care of me, sometimes calling me back later when I’d gathered myself.
Now that I’m on the other side of that phone and have grown and thrived in my position, winning our customer care MVP award every year, I know I’m doing what I was meant to do. I don’t think I do anything extraordinary or exceptional; I’m just paying it forward for what was done for me.”
Our people and culture continue to serve us and our customers well and have become even stronger. At the mid-way mark of the year, we feel confident, proud, and prepared for whatever the rest of the year will bring.
Stay well and be kind to others,
Tricia

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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